Exhibit 12

Statement Regarding Computation of

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		For the Year Ended December 31,
(dollar amounts in thousands)	2015	2014	2014	2013	2012	2011	2010

Earnings from continuing operations before provision for income taxes	$631,120	$863,220	$1,094,207	$1,045,986	$931,065	$801,307	$623,894

Add Fixed Charges:
Interest expense	99,156	99,125	131,689	124,535	125,992	124,705	115,324
Rent expense (interest portion)(a)	21,624	23,626	31,380	33,000	29,176	29,036	25,222

Total fixed charges	120,780	122,751	163,069	157,535	155,168	153,741	140,546

Earnings as adjusted	$751,900	$985,971	$1,257,276	$1,203,521	$1,086,233	$955,048	$764,440

Ratio of earnings to fixed charges	6.23	8.03	7.71	7.64	7.00	6.21	5.44

(a) Fixed charges include the portion of rental expense that management believes is representative of the interest component.

The earnings to fixed charges ratio is calculated by dividing earnings available for fixed charges for each period by fixed charges for that period. Earnings available for fixed charges is calculated by adding pre-tax income from continuing operations and fixed charges. Fixed charges are the sum of interest expense, the amount amortized from debt financing costs, and an estimate of the amount of interest within the Company’s rental expense (for both continuing and discontinued operations). All interest expense for the Company is classified within continuing operations.